 Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

November 6, 2006

VIA EDGAR

Jay Williamson and Pam Howell
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Services Acquisition Corp. International Proxy Statement on Schedule 14A File No. 000-32552

Dear Mr. Williamson and Ms. Howell:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), set forth below is an e-mail sent to the Staff on November 6, 2006. It has been requested that such e-mail be filed via EDGAR as correspondence. Pursuant to that request, please see the below text and the attachment to those e-mails that are also filed herewith.

November 6, 2006 E-Mail and Attachment

Pam and Babette:

Attached, as discussed with Pam, are the proposed responses of Services Acquisition to the Staff's comment letter dated November 3, 2006, except for comment number 3 which we expect to respond to shortly. As I understand it, the responses for Pam's review are those to comments 1 through 4, comments 6 through 8 and 12. The comments for Babette's review are 5, 9 through 11 and 13. Comment number 14 will be addressed by the filing of a Form 8-K/A.

Thank you for your speedy response.

E-MAIL ATTACHMENT FOLLOWS

 Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

        DRAFT

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

November , 2006

VIA EDGAR AND FEDEX

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Services Acquisition Corp. International Amendment No. 5 Proxy Statement on Schedule 14A Filed November , 2006 File No. 000-32552

Dear Mr. Reynolds:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), we respond as follows to the Staff’s legal comments dated November 3, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 5 to the Proxy Statement, the enclosed copy of which has been marked with the changes from the original filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.	We note the company’s response to prior comment 13 from our letter dated August 24, 2006. Your response indicates that you have concluded that your reference to same store California sales is immaterial and may confuse investors. We further note that your same store sales growth rate in California is 3.3% while your growth rate for all stores is 3.1%. However, based on your existing disclosure, 309 of your 559 stores are based in California — thus, your overall same store sales growth rate would appear to be heavily weighted by the results of California. Please advise the staff of the same store sales growth rates for the non-California stores and, if necessary, revise your disclosure to discuss the same store growth rates discrepancies between California and non-California. In addition to the foregoing, we have reviewed the graphic presentation included in your response and were unable to understand how it supported your position. Please explain. In addition, add back the disclosure relating to the number of company owned stores versus franchisee owned stores in California.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | RESTON | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

The Staff will note that same store sales for all company owned stores outside of California were 5.6% in the fiscal year ended June 27, 2006. Accordingly, Jamba Juice Company has revised the disclosure of same store sales to reflect the Staff's request by adding the disclosure ‘‘black lined’’ below to page 63:

‘‘Jamba Juice Company has grown from the first store opening in San Luis Obispo, California in 1990 to 559 locations in 24 states, consisting of 342 company-owned locations and 217 franchisee-owned locations (as of June 27, 2006). Of the 559 locations, there are 309 located in California. Of the 309 stores located in California, 259 are company-owned and 50 are franchisee owned.’’

Moreover, as requested by the Staff, the following ‘‘black lined’’ language was added to page 65:

‘‘Also contributing to the increase in revenue was a $7.4 million or 3.7% increase in same store sales for Company Stores and a $2.3 million increase from franchise revenue and fees. Same store sales increase of 3.7% was comprised of a same store sales increase of 3.3% from California stores and a 5.6% increase from company-owned stores outside of California. Jamba Juice Company anticipates that new unit growth will continue to be a significant part of overall revenue growth.’’

Questions and Answers About the Proposals

2.	We note your response to prior comment one from our letter dated August 24, 2006. Please explain the basis for the statement that it is more likely than not that the distribution amount will be less than the amount in the trust. Clarify whether any of the amounts owing to third parties that did not execute waivers would fall within the indemnification agreements. If not, state the current amount and the estimated reduction per share as a result of these liabilities.

We have revised and clarified the text in accordance with the Staff’s request marked to show the changes to the applicable paragraph as indicated below. Please see page 4.

‘‘What happens if the merger is not consummated?

If the merger is not consummated, the contemplated financing will not be completed, the stock option plan will not be adopted, SACI’s certificate of incorporation will not be amended and SACI will continue to search for a service business to acquire. However, SACI will be liquidated if (i) it does not consummate a business combination by January 6, 2007 or, (ii) if a letter of intent, agreement in principle or definitive agreement is executed, but not consummated, by January 6, 2007, then by July 6, 2007. In the event the merger is not consummated, it is more likely than not that SACI will be forced to dissolve and liquidate. If a liquidation were to occur by approximately June 30, 2007, SACI estimates that approximately $3.4 million in interest would accrue on the amounts that are held in trust through such date, which would yield a trust balance of approximately $134.6 million or $7.80 per share. This amount, less any liabilities not indemnified by certain members of SACI's board and not waived by the creditors, would be distributed to the holders of the 17,250,000 shares of common stock purchased in SACI's initial public offering. SACI currently estimates that at the end of June 2007 there would be approximately $400,000 of Delaware franchise tax and state income tax claims which are not indemnified and not waived by the creditors. Thus, SACI estimates that the total amount available for distribution would be approximately $134.2 million or $7.78 per share.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

Separately, SACI estimates that the dissolution process would cost approximately $100,000 and that SACI would be indemnified for such costs by certain members of the SACI board of directors. This amount, coupled with the approximately $250,000 of liabilities currently indemnified by certain officers and directors, would result in an aggregate of approximately $350,000 for claims or liabilities against which SACI's initial officers and directors have agreed to indemnify the trust account in the event of such dissolution. In the event that the board members indemnifying SACI are unable to satisfy their indemnification obligation or in the event that there are subsequent claims such as subsequent non-vendor claims for which such board members have no indemnification obligation, the amount ultimately distributed to shareholders may be reduced even further. However, SACI currently has no basis to believe there will be any such liabilities or to provide an estimate of any such liabilities. See page 31 under the caption ‘‘Risk Factors’’ for a further discussion with respect to amounts payable from the trust account.

SACI’s Reasons for the Merger and Recommendation of the SACI Board, Page 45

3.	We reissue prior comment eight from our letter dated August 24, 2006. We continue to note that management appears to have only considered general factors and made no specific determination relating to the valuation of the company. Please revise the disclosure to clearly state this and to discuss any resultant limitations this may have upon the determination of the fairness of the transactions. We note your statement that management did not consider ‘‘all of the alternative valuation methods and analyses associated with traditional fairness opinions.’’ It appears from the disclosure that management did not consider anything beyond general factors and the purchase price. Provide clear disclosure, if true, that management did not consider any specific valuation methods or analyses. In addition, it appears that the Form S-1 specifically stated that ‘‘the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value.’’ It appears that a reasonable investor could determine that the requirements of the Form S-1 were not met in light of the lack of a specific valuation by management. Provide clear disclosure throughout the proxy statement and add a risk factor discussing the potential risks.

[OPEN] We have revised the text in accordance with the Staff’s request. Please see page     .

4.	Provide clear disclosure on page 47 that there is no guarantee that profitability will actually increase and that investors should not place undue reliance upon such projections.

We have revised the text in accordance with the Staff’s request by adding the language below. Please see page 49.

‘‘While SACI's board of directors believes that Jamba Juice Company is in a position to increase profitability over the long term, there is no guarantee that Jamba Juice Company's profitability will actually increase and our stockholders should not place undue reliance upon this belief.’’

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

Management’s Discussion and Analysis, Page 62

5.	With respect to prior comment [15] from our letter dated August 24, 2006, we note your response to our letter and revisions to the document whereby you state you determined in 2005 that you no longer had an obligation to the Zuka Juice franchises for the liabilities incurred in 1999. Please tell us how you determined you no longer had this obligation in 2005. Tell us what triggered the obligation relief. Tell us if a specific event occurred in 2005 or prior that relieved you of the obligation and if so, the date this occurred. On page 68, you state you performed a review and reconciliation of the deferred revenue accounts in 2005. Tell us if you performed a reconciliation of the deferred revenue accounts in the prior years. We reiterate our request for you to provide us with your basis for recording the deferred revenue reversal as revenue in 2005.

As part of the acquisition of Zuka Juice Company (‘‘Zuka’’) in 1999, Jamba Juice Company was obligated to allow certain franchisees the right to open additional stores for which these franchisees paid an area development fee. Upon acquisition, Jamba Juice Company recorded a liability of $265,000 related to this obligation as Jamba Juice Company was contractually obligated to assist in site selection and training. Jamba Juice Company expected to recognize revenue as the franchisees opened stores pursuant to their area development agreement. However, there were no store openings from the time of the acquisition through 2005 pursuant to these area development agreements. Nonetheless, management of Jamba Juice Company retained the balance on the books even as certain franchisees' rights to open stores began to lapse, as subsequent to the acquisition of Zuka by Jamba Juice Company, there were a number of disputes regarding these rights. The deferred revenue remained on Jamba Juice Company's books until such time as management determined that any potential obligation to perform under the prior agreements no longer existed. Through various negotiations and settlements with the Zuka franchisees which had concluded in 2005, the passage of time, the absence of any indication that there were any additional performance obligations relating to the deferred revenues, and management's determination that applicable statute of limitations for claims relating to the acquisition would reasonably have expired by 2005, management determined that no further continuing obligations existed at the end of 2005 and Jamba Juice Company wrote off the deferred revenue. The amount was recorded as revenue pursuant to paragraph 8 of SFAS 45, Accounting for Franchise Fee Revenue.

Management of Jamba Juice Company reconciled the deferred revenue accounts quarterly after the 1999 acquisition, but as explained above, it retained the liability because there continued to be ongoing disputes with Zuka franchisees regarding aspects of their rights.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

Contingent Liabilities, Page 72

6.	Clearly name those officers that will have severance benefits pursuant to agreements in the event their employment is terminated and clarify those specific defined circumstances that would result in the contingent liability.

We have revised the text in accordance with the Staff's request by revising the language on page 73 to reflect the following statement:

‘‘Jamba Juice Company has agreements with certain officers to provide severance benefits in the event their employment is terminated under certain defined circumstances. Such severance benefits represent a contingent liability that is not reflected in the consolidated financial statements as of June 30, 2006. Each of Messrs. Clayton, Breen, and Testa, and Ms. Kelley entered into a Change of Control Retention and Severance Agreement dated November 1, 2005 which provides, generally, that if, within one year subsequent to a change in control of Jamba Juice Company, the employment of the executive is terminated, other than for cause, or if the executive terminates employment as a result of a ‘‘constructive’’ termination (defined in the agreements to include, for example, a diminution of duties and responsibilities or benefits), the executive will be entitled to receive a severance payment consisting of the executive's base salary for one year.

In addition, Paul Coletta, Jamba Juice Company's Vice President, Marketing, is party to a severance arrangement which provides, generally, that if the employment of the executive is terminated, other than for cause, or if the executive terminates employment as a result of a ‘‘constructive’’ termination (defined in the agreement to include, for example, a diminution of duties and responsibilities or benefits), the executive will be entitled to receive a severance payment consisting of the executive's base salary for one year. Michael Fox, Jamba Juice Company's Vice President, Legal Affairs, entered into a Change of Control Retention and Severance Agreement dated November 1, 2005 which provides, generally, that if, within one year subsequent to a change in control of Jamba Juice Company, the employment of the executive is terminated, other than for cause, or if the executive terminates employment as a result of a ‘‘constructive’’ termination (defined in the agreements to include, for example, a diminution of duties and responsibilities or benefits), the executive will be entitled to receive a severance payment consisting of the executive's base salary for six months.’’

Proposal 3 The Stock Plan Proposal, Page 84

7.	We note that you have eliminated disclosure on page 85 regarding the prohibition against re-pricing of certain awards, the features from the plan in the background section and the termination of the 1994 and 2001 plans assumed as part of the merger. Please advise why this disclosure was removed.

The disclosure was removed as part of our ongoing review of the proxy materials and during such review it was noted that the descriptions contained in the various sections of the proxy did not necessarily reflect those of the underlying plans and materials they purported to describe. Upon noting the inconsistency, the disclosures in the proxy were amended.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

Information About SACI, Page 107

8.	Please clarify the meaning of your statement on page 109 that you believe ‘‘that the balance of potential claims and liabilities [SACI] would incur, assuming dissolution was not completed until June 2007 and interest earned on the trust account between October 1, 2006 and June 30, 2007 of approximately $3.4 million would be approximately $400,000 of income and franchise tax liabilities, resulting in an increase in the trust amount of $3.0 million.’’ Also, please clarify the nature of the $250,000 in un-waived and un-indemnified claims and clarify why they are not covered by the management indemnification agreements from your Form S-l.

We have clarified the text in accordance with the Staff’s request marked to show changes as indicated below. The reference in the prior filing to $250,000 of un-waived and un-indemnified claims has been revised, as reflected below, to reflect that such un-indemnified, un-waived claims are indemnified claims, and are identified in the response. Please see page 110.

As of June 30, 2006, SACI had (i) $302,207 in cash outside the trust and (ii) $1,417,704 in current liabilities including accrued legal fees, due diligence expenses and related transaction expenses and taxes. Including derivative liabilities, SACI's current liabilities aggregated $71,182,704 as of June 30, 2006. The derivative liability of $69.8 million relates to a possible inability to register the exercise of SACI's outstanding warrants and would be inapplicable if a business combination is not consummated. Assuming that (a) dissolution is not completed until June 2007, (b) that interest earned on the trust between October 2006 and June 2007 is $3.4 million, SACI currently estimates the trust amount as of June 2007 would be approximately $3.0 million higher than the September 30, 2006 balance; management of SACI believes the $3.4 million of this trust income would be offset by an estimated $400,000 for franchise and income tax payments through June 2007. Separately, management of SACI estimates that the dissolution process would cost approximately $100,000. This estimated amount, in addition to the $250,000 of liabilities currently indemnified by certain officers and directors, consisting of vendors (Merrill Corp. – approximately $125,000; Automated Data Processing, Inc. – approximately $1,200; Depository Trust Company – approximately $500; Marsh USA – approximately $56,000; Rothstein Kass CPA – approximately $40,000 and Morrow & Co. – approximately $7,000) would result in an aggregate of approximately $350,000 for claims or liabilities which SACI's initial officers and directors have agreed to indemnify the trust account. Lastly, management of SACI estimates there are currently approximately, $1.5 million of liabilities to creditors who have waived their claims against the trust account. As of September 30, 2006, SACI has approximately $185,000 outside of the trust account. The increase in fees versus our original estimates is due primarily to the required private placement financing and the length of time and associated expenses that have been required to complete the merger primarily including the time and expense of preparing various regulatory filings and the associated costs therewith relative to what was originally estimated. Such increases are not necessarily based on the number of months since SACI's initial public offering, but rather the time and process from the initiation of the drafting of the merger agreement in February through the expected closing, unanticipated events, restatements of SACI financial statements and related expenditures on advisors, and continual updating of this document as time passes. Given that the total currently estimated use of proceeds exceeds the net proceeds held out of trust, it is unlikely that SACI will be able to complete a business combination other than the proposed combination with Jamba Juice Company. Our counsel and certain of our advisors other than accountants have agreed to alter their fees or a substantial portion thereof until the consummation of a transaction and to forego such fees in the event the merger is not consummated. Accordingly, SACI believes it has adequate funds to complete the proposed merger with Jamba Juice Company. In the event the business combination is not completed SACI could try to raise any required funds via a private offering of debt or equity securities to continue searching for an acquisition candidate. However there is no guarantee that SACI would be successful in completing such fundraising on terms acceptable to SACI and SACI may be forced to liquidate. See Risk Factors.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

Notes to Unaudited Proforma Financial Statements, Page 133

9.	In the purchase price allocation on page 134, you state the tangible assets ‘‘purchase price and closing adjustments’’ equals $5,629. It appears this amount should be $760. Please revise this adjustment and the other balances that depend on this adjustment.

We have revised the adjustment and other balances that depend on that adjustment in accordance with the Staff’s request. Please see page 135. We have amended the line items ‘‘Tangible assets’’ and ‘‘Total preliminary purchase price allocation and estimated direct transaction costs’’ to change ‘‘Purchase Price and Closing Adjustments’’ to $760 and $206,350, respectively, and ‘‘Preliminary Purchase Price Allocation’’ to $103,910 and $312,452, respectively.

10.	On page 138, you include an adjustment to common stock as letter j even though no adjustment to common Stock has been made. Please revise to delete footnote j and adjust footnote k accordingly.

We have revised the text in accordance with the Staff’s request to delete footnote j and indicated that such footnote was intentionally left blank. We have accordingly also changed the amount of the adjustment to record the exercise of options and warrants in footnote k. Footnotes j and k on page 139 read as follows:

j.     Intentionally left blank.

k.    Adjustments to additional paid-in-capital

To record exercise of options and warrants	$9,831

To record deferred tax asset related to tax deduction for exercise of non-qualified stock options	5,629

To record conversion of preferred stock (sale of shares as converted)	52,162

$67,622

To record goodwill and intangible assets on Jamba Juice Company's books related to purchase accounting	$205,590

11.	On page 140, the amount reflected as cash payment to Jamba Juice Company shareholders ($247,694) does not agree to the amount reflected in footnote u ($245,574). Also the amount reflected as payment to be funded from cash balances ($107,731) does not agree with the amount reflected in footnote q ($105,611). It appears you are including $2,120 of estimated transaction expenses in the amounts reported on page 140. Please revise to clarify.

We have revised and clarified the text in accordance with the Staff’s request by amending the line items as follows on page 141:

‘‘To record cash payment to Jamba Juice Company shareholders	$245,574’’

‘‘Net payment	$235,743’’

‘‘Payment to be funded from cash balances	$105,611’’

‘‘Total payment to stockholders	$235,743’’

Please see page 141.

Directors and Management of SACI Following the Merger with Jamba Juice Company, Page 141

12.	We note that the company has eliminated disclosure on page 141 and elsewhere indicating that the board of directors will be divided as equally as possible. In addition, we also note that the company has not disclosed when the director’s term of office will expire which is customarily given in response to Item 401 of Regulation S-K. Please advise or revise, if necessary.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
November     , 2006

We have revised the text in accordance with the Staff’s request to disclose when the director's term of office will expire. The following has been added on page 144, ‘‘The members of the board of directors will serve until the earlier of their resignation or their successor is duly qualified and elected.’’

In addition, the disclosure on page 144 and elsewhere concerning the board being divided as equally as possible was removed as part of our ongoing review of the proxy materials when it was noted that, in accordance with and pursuant to SACI's Certificate of Incorporation, upon the consummation of a business combination the provision regarding a staggered board of directors would no longer apply. Therefore the language in the proxy was revised to remove the reference to terms relating to a staggered board as such provisions will no longer apply upon consummation of the acquisition of Jamba Juice Company.

Form 10-KSB/A as of December 31, 2005

13.	We note your response to prior comment 36 from our letter dated August 24, 2006. We note that neither your disclosures nor unit purchase option agreement discusses the conditions under which net cash settlement of the unit purchase would be permitted or required. If true, your disclosures and agreement should state that (i) the unit purchase options may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the unit purchase options. Please advise.

Sections 5.1 and 5.2 of the unit purchase option imposes an obligation to register the securities underlying the unit purchase option. Such obligation is a ‘‘best efforts’’ obligation. Commercially, a best efforts obligation is widely understood to be one in which the party agreeing to use best efforts will not have any liability if the task undertaken is not completed so long as they used their ‘‘best efforts’’ to accomplish the task. One has only to think of the difference between ‘‘best efforts underwritings’’ and ‘‘firm commitment’’ underwritings to appreciate that this a difference long recognized by the SEC. If it were not, then broker-dealers would take the same net capital charge for agreeing to undertake a ‘‘best efforts’’ offering that they take for entering into a firm commitment underwriting agreement. There is also a substantial body of case law recognizing the distinction.

Accordingly, to clarify what was always the commercial understanding with Broadband Capital Management LLC, the underwriter of SACI's initial public offering and the recipient of the unit purchase option, SACI has entered into a Clarification Agreement dated November     , 2006 with Broadband Capital Management LLC to clarify the unit purchase option to provide that the unit purchase options may expire unexercised and if SACI is unable to deliver any securities pursuant to the exercise of the unit purchase option, including the exercise of any underlying warrant, or to maintain an effective registration statement and current prospectus covering the securities underlying the unit purchase option, SACI will have no obligation to pay Broadband any cash or other consideration or otherwise ‘‘net cash settle’’ any portion of the unit purchase option, including the underlying warrants. SACI will file a Current Report on Form 8-K with respect to such agreement on or before November     , 2006.

14.	Please revise the Form 8-K dated July 6, 2005, to provide revised financial statements reflecting the treatment of the warrants under EITF 00-19.

We have revised the Form 8-K in accordance with the Staff’s request and have filed such amended Form on November     , 2006.

Sincerely,
/s/ Kenneth R. Koch Kenneth R. Koch

cc:	Steven Berrard, Chief Executive Officer Services Acquisition Corp. International

Babette Cooper
Securities and Exchange Commission

Jay Williamson
Securities and Exchange Commission

Todd E. Mason

Ivan	K. Blumenthal